Public Page 1 Herman Boom DUV products and business opportunity ASML Investor Day Veldhoven, The Netherlands November 14, 2024 Executive Vice President and Head of Business Line DUV Small Talk 2024 Exhibit 99.5

Public Page 2 • DUV is and will remain a workhorse for the industry. • We continue to support both our advanced and mainstream semiconductor customers with a portfolio of immersion systems that address the need for both overlay and higher productivity. • Our XT and NXT dry DUV portfolio continues to provide full flexibility to our customers in performance and deliver best cost of technology by building on commonality and operational efficiency. • We are extending our portfolio with an i-line wide-field scanner that provides the industry’s highest productivity and solutions for advanced packaging applications. • We are optimizing our installed base of >6,000 systems by extending the product lifetime to >20 years and improving productivity with a diversified service and upgrades portfolio. Summary

Public Page 3 DUV EUV While EUV has become the standard for most LOGIC and DRAM critical layers, all other layers are patterned using DUV technology November 14, 2024

Public DUV is and will remain a workhorse of the industry Page 4 >900 Million wafer exposures 2030 EUV KrF ArFi ArF i-line 525 Million wafer exposures 2024 EUV KrF ArFi ArF i-line ASML Market research: expectations of total exposure area worldwide November 14, 2024

Public Cloud infrastructure Edge computing Energy transition Automation Healthcare, medical tech Technological sovereignty Working, learning remotely Hyperconnectivity Electrification, smart mobility Agricultural innovation Smarter use of limited resources DUV is present in all markets and supports many applications ranging from advanced to mainstream market segments Page 5 I-Line Advanced segments Mainstream segments Advanced segments Mainstream segments 300 mm 300 mm 300 mm 300 mm 300 mm 200 mm 300 mm 300 mm 200 mm 150 mm 300 mm ArFi KrF ArF DRAM NAND MPU ANALOG POWER OPTICAL SENSORS NON - OPTICAL SENSORS LOGIC Mainstream LOGICSPECIALTY MEMORY ADVANCED PACKAGING EUV November 14, 2024

Public Page 6 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2030 Added wafer exposures1 2025-2030 ArFi ArF KrF i-line More layers All DUV wavelength segments are expected to grow in wafer exposures per year due to the growth in volume of wafers and higher litho spend W a fe r e x p o s u re s p e r y e a r More wafers November 14, 2024 1 based on an average layer stack

The DUV strategy and product portfolio address a comprehensive set of value and cost drivers in the holistic lithography triangle

$CD = k_1 \frac{\lambda}{NA}$

ASML Holistic lithography value =

Numerator: **Patterning Yield** × **Resolution** × **Accuracy** × **Productivity**

Patterning Yield
- Patterning process control
- Optical metrology
- E-beam metrology
- AI based control

Resolution
- i-line
- KrF
- ArF
- ArFi

Accuracy
- EUV / ArFi
- Overlay
- Local CDU
- EPE

Productivity
- System Throughput
- System performance upgrades
- Overall equipment efficiency

Denominator: **System cost** / **Lifetime** + **Operational cost** + **Environmental cost**

System cost
- Commonality
- Configurability

Lifetime
- >20 years system extendibility

Operational cost
- Service cost
- Utilities cost

Environmental cost
- Power roadmap
- Re-use
- Materials

1 Ton CO_2 = 200 EUR

ASML November 14, 2024 Page 7
Public

The DUV strategy and product portfolio address a comprehensive set of value and cost drivers in the holistic lithography triangle

ASML Holistic lithography value =

Patterning Yield
- Patterning process control
- Optical metrology
- E-beam metrology
- AI based control

×

Resolution

$CD = k_1 \frac{\lambda}{NA}$

- i-line
- KrF
- ArF
- ArFi

×

Accuracy

Uniformity Placement

- EUV / ArFi
- Overlay
- Local CDU
- EPE

×

Productivity
- System Throughput
- System performance upgrades
- Overall equipment efficiency

System cost
- Commonality
- Configurability

/

Lifetime
- >20 years system extendibility

\+

Operational cost
- Service cost
- Utilities cost

\+

Environmental cost
- Power roadmap
- Re-use
- Materials

1 Ton CO_2 = 200 EUR

CO_2

ASML November 14, 2024 Page 8
Public

Public DUV portfolio in place to capture the growth opportunities across markets Page 9 i-line KrF ArF ArFi NXT:2150i NXT:2100i NXT:2050i NXT:1980i NXT:1470 XT:1460 XT:260 XT:400 Advanced Markets Mainstream Markets NXT:870 XT platform NXT platform XT:860 XT:1060 November 14, 2024

Public DUV portfolio in place to capture the growth opportunities across markets Page 10 NXT platform Advanced Markets Mainstream Markets November 14, 2024 ArFi NXT:2150i NXT:2100i NXT:2050i NXT:1980i

Public ASML’s immersion portfolio has grown to be the backbone of the industry by providing mid-critical and high-end immersion scanners Page 11 2012 In s ta ll e d i m m e rs io n w a fe r c a p a c it y NXT:1970i NXT:2000iNXT:1950i NXT:1980i NXT:2050i NXT:2100i NXT:2150i Immersion system releases Total installed immersion wafer capacity 2024 2024 2006 2007 2008 2009 2010 2011 20132012 2015 2016 2017 20182014 2019 2020 2021 2022 2023 2024 > 1 3 0 0 s y s te m s High-end: NXT:2xx0i Mid-critical: NXT:19xxi 92% of added wafer capacity installed by ASML November 14, 2024

Public … and we keep investing in immersion technology to enable customer roadmaps and reduce cost of ownership further November 14, 2024 Page 12 Improving overlay to enable overlay critical applications Improving productivity to reduce cost of ownership for our customers High-end Immersion NXT:2xx0i Mid Critical Immersion NXT:1980i Matched Machine Overlay in nm 1.5 nm 1.3 nm 1.0 nm 2020 NXT:2050i 2022 NXT:2100i 2024 NXT:2150i NEXT <1.0 nm 295 WpH 295 WpH 310 WpH >310 WpH Productivity in Wafers per Hour 2023 NXT:1980Fi NEXT 330 WpH >330 WpH 2.5 nm MMOMatched Machine Overlay in nm Productivity in Wafers per Hour

Public 0 0.5 1 1.5 2 Our high-end immersion systems are adopted by customers and ramping up fast and reliably November 14, 2024 Page 13 >>100 high-end immersion systems installed Fast ramp to a stable production of 5000 wafers per day 5000 14 21 Days after install W a fe rs p e r d a y Matched Machine Overlay improvements to <1.3nm NXT:2100i ≤ 1.3 nm NXT:2050i ≤ 1.5 nm Fleet 2022 2023 2024 N X T :2 x x 0 i in s ta ll e d b a s e NXT:2000i ≤ 2.0 nm

NXT:2150i supports tight overlay requirements incl NXT-NXE cross-matching

Provides 1.0 nm matched machine overlay and on product overlay improvement

New reticle heating control
Reducing impact of reticle heating on overlay

Conditioned reticle library
Faster conditioning and lower reticle-to-reticle temperature variation

Scanner metrology software
Improved setup repro for overlay

Alignment 12 colors
65 marks, small marks, combined layout

Optical sensors
Improved camera & thermal conditioning

Optical correction elements
Improved lens and cross matching control

Wafer table
Improved overlay & lifetime improvements


ASML

First shipment end 2024


ASML

	NXT:2100i	NXT:2150i
Throughput	**≥295** WpH	**≥310** WpH
MMO[1]	**≤1.3 nm**	**≤1.0 nm**
EUV-DUV matching	1.7nm	1.5nm
On Product Overlay	**≤1.7 nm (DRAM)**	**≤1.5 nm (DRAM)**

[1] MMO: matched machine (or machine to machine) overlay

ASML November 14, 2024
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Public Improved correction capability enables the patterning image to be manipulated locally on the wafer to correct post wafer bonding overlay fingerprints Page 15 50 nm 2.5 nm Metrology ARRAY CMOS Wafer bonder Massive metrology Litho scanner Wafer deformation directly after bonding Overlay error after litho correction Actuators November 14, 2024

Public DUV portfolio in place to capture the growth opportunities across markets Page 16 i-line KrF ArF ArFi NXT:2150i NXT:2100i NXT:2050i NXT:1980i NXT:1470 XT:1460 XT:260 XT:400 Advanced Markets Mainstream Markets NXT:870 XT platform NXT platform XT:860 XT:1060 November 14, 2024

Public DUV portfolio in place to capture the growth opportunities across markets Page 17 KrF XT platform NXT platform Advanced Markets Mainstream Markets NXT:870 XT:1060 XT:860 November 14, 2024

The NXT and XT platforms serve high-volume wafer fabs with different product mixes



Typical in Mainstream segments
High-product-mix fab
"A large number of products fill the fab"
runs per product
Customer Fab
Tail: >1500 products
# of different products
300 mm
200 mm
Various substrates
XT
Optical Sensors
Mainstream Logic
Advanced Packaging
Analog
Power
Typical in Advanced segments
Low-product-mix fab
"A couple of high-runner products fill the fab"
runs per product
Customer Fab
Tail: <40 products
# of different products
300 mm
NXT
DRAM
Specialty memory
Logic & MPU
NAND

ASML November 14, 2024
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Public

Public …and will continue to serve new wafer fabs across the world November 14, 2024 Page 19 XT characteristics NXT characteristics Analog Power Mainstream Logic Advanced Packaging 300 mm 200 mm Various substrates Optical Sensors Specialty memory 300 mm DRAM NAND Logic & MPU

Public The NXT:870 KrF scanner has seen a solid and rapid adoption with proven productivity and reliability based on the NXT platform Page 20 NXT:870 system installed base growing rapidly >5200 wafers per day in 13-weeks-average 7000 wafers per day Distribution wafers per day2022 2023 2024 Stable fleet production of >5200 wafers per day N X T :8 7 0 i n s ta ll e d b a s e Fleet up-time availability Fleet availability well above 95% at 13-weeks averaged 95% 100% November 14, 2024 13 weeks

The NXT:870B KrF **scanner will build on and extend the NXT platform to ≥400** WpH

Wafer Stage
Reduced settling time, improved dynamics and productivity

System Dynamics
Improved wafer stage and base frame damping

UV - Level Sensor
35 beams for productivity

Wafer Handler
Improved conditioning and higher productivity

Reticle stage
Faster scanning, shorter prep time
Improved clamps

Projection optics
Improved lens with reduced lens heating and additional lens manipulators

Reticle/Stage Align
Improved alignment for productivity and performance


ASML
TWINSCAN

First shipment end 2024

	XT:860N	NXT:870	NXT:870B
Throughput	**≥260** WpH	**≥330** WpH	**≥400** WpH
MMO[1]	**≤7.5 nm**	**≤6.0 nm**	**≤6.0 nm**
On Product Overlay[2]	**≤6.0 nm**	**≤5.0 nm**	**≤4.0 nm**

[1] Matched Machine Overlay, [2] For specific use-cases

ASML November 14, 2024
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Public

Public DUV portfolio in place to capture the growth opportunities across markets Page 22 i-line KrF ArF ArFi NXT:2150i NXT:2100i NXT:2050i NXT:1980i NXT:1470 XT:1460 XT:260 XT:400 Advanced Markets Mainstream Markets NXT:870 XT platform NXT platform XT:860 XT:1060 November 14, 2024

Public DUV portfolio in place to capture the growth opportunities across markets Page 23 i-line XT platform Advanced Markets Mainstream Markets XT:260 XT:400 November 14, 2024

Public XT:260 delivers the highest productivity in the industry for advanced packaging applications which could benefit from a larger exposure field size Page 24 XT:260 large field exposure system supports high throughput for increasing interposer sizes Throughput of XT:260 Throughput of current 4x stepper/scanner 2x 350 WpH 150 WpH XT:260 large field system First shipment H2-2025 15 WpH 8x 4x 1x 1 2 3 4 5 6 7 8 Interposer size x (26 mm by 33 mm) 4x stepper field size (26x33mm) XT:260 2x scanner field size (52x68mm) November 14, 2024 1x 8x 4x 2x

The DUV strategy and product portfolio address a comprehensive set of value and cost drivers in the holistic lithography triangle



ASML
Holistic lithography value
=
CD = k1 λ/NA
Patterning Yield
Resolution
Accuracy
Productivity
Patterning process control
Optical metrology
E-beam metrology
AI based control
i-line
KrF
ArF
ArFi
EUV / ArFi
Overlay
Local CDU
EPE
System Throughput
System performance upgrades
Overall equipment efficiency
Commonality
Configurability
System cost
/
>20 years system extendibility
Lifetime
+
Service cost
Utilities cost
Operational cost
+
Power roadmap
Re-use
Materials
Environmental cost
1 Ton CO2 = 200 EUR
CO2

ASML November 14, 2024
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Public

Public Commonality in the NXT platform and between DUV and EUV gives shorter development lead time, more customer upgradability and lower operational cost November 14, 2024 Page 26 DUV NXT platform EUV NXE platform Level sensor Alignment sensor Metrology Wafer handling Common technology across DUV and EUV platforms Common technology across DUV wavelengths NXT:870 NXT:1470 NXT:2050iWafer stage Reticle stage Reticle handling Options KrF ArF ArFi Common technology within a wavelength NXT:870 NXT:870B Light source Sensors Optical modules KrF KrF

Public Commonality is an important factor in driving efficiency across the value chain Cost effective way to increase factory output and reduce installation time Page 27 Pre- install before shipment system CUSTOMERASML Standard set up for building both XT and NXT systems Direct pre-shipment to customer November 14, 2024

Public Commonality is an important factor in driving efficiency across the value chain Cost effective way to increase factory output and reduce installation time Page 28 Pre- install before shipment system CUSTOMERASML Standard set up for building both XT and NXT systems Direct pre-shipment to customer November 14, 2024

Public Commonality is an important factor in driving efficiency across the value chain Cost effective way to increase factory output and reduce installation time Page 29 NXT Direct pre-shipment to customer Pre- install before shipment system CUSTOMERASML Standard set up for building both XT and NXT systems November 14, 2024

Public Commonality is an important factor in driving efficiency across the value chain Cost effective way to increase factory output and reduce installation time Page 30 NXTXT Pre- install before shipment system CUSTOMERASML Standard set up for building both XT and NXT systems Direct pre-shipment to customer November 14, 2024

Public Commonality is an important factor in driving efficiency across the value chain Customer Page 31 Commonality benefits November 14, 2024

Public With commonality we reduce cost, development lead times, cycle times, have lower inventory, faster ramp-up, improve upgradability and re-use To customer Lower Cost Innovation Higher Quality Page 32 FactorySupply chain Install ServiceD&E Commonality Benefits Reduced cycle timeReduced design cost Faster installation Faster ramp-up Upgradability Lower inventory Lower parts cost Lower OPEX More repair and re-use Higher availability November 14, 2024

Public Along with product design, operational innovation is applied to reduce cost and the environmental footprint of our operations Page 33November 14, 2024

Public ASML has shipped >6000 systems to its customers since we started our operations Page 34 1985 1990 1995 2005 20252010 2015 20202000 2030 10,000 9000 8000 7000 6000 5000 4000 3000 2000 1000 0 EUV ArFi ArF KrF i-line ASML installed base N u m b e rs o f s y s te m i n t h e f ie ld November 14, 2024

Public Continued focus on the upgrade and service portfolio to maintain and improve the performance as well as the cost effectiveness of the installed base V a lu e [ a .u .] 0 10yrs 20yrs Page 35 Regular service w a rr a n ty NXT-platform XT-platform PAS-platform AT-platform EXTEND installed base IMPROVE installed base Extended Service Value-up Service (Field) Upgrades Portfolio expansion R e fr e s h Trade-in / buy-back November 14, 2024 R e fr e s h

Public Our market opportunity of our growing installed based with an expanding service & upgrade portfolio November 14, 2024 Page 36 Regular service Value-up service Extended service Field Upgrades Installed base growth Trade-in & Refurb 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 Regular service revenue Value-up service revenue Regular life Services Extended life Services

Public November 14, 2024 Page 37 Our NXT immersion (Field) upgrades enable improved on-product performance and higher wafer output Matched Machine Overlay 5.5 nm 3.5 nm 2.5 nm 2.0 nm 1.5 nm 1.3 nm 4.5 nm 4.0 nm 1.0 nm NXT:1960Bi NXT:1980Di NXT:2050i NXT:2100i NXT:1980Ei NXT:1980Fi NXT:1965Ci NXT:1970Ci NXT:2000i NXT:2150i Productivity Package Wafer per day package Node Enhancement Package Development NXT:1950i 190 WPH 230 WPH 250 WPH 275 WPH 295 WPH 310 WPH 330 WPH System NXT:2000Ei

Public • DUV is and will remain a workhorse for the industry. • We continue to support both our advanced and mainstream semiconductor customers with a portfolio of immersion systems that address the need for both overlay and higher productivity. • Our XT and NXT dry DUV portfolio continues to provide full flexibility to our customers in performance and deliver best cost of technology by building on commonality and operational efficiency. • We are extending our portfolio with an i-line wide-field scanner that provides the industry’s highest productivity and solutions for advanced packaging applications. • We are optimizing our installed base of >6,000 systems by extending the product lifetime to >20 years and improving productivity with a diversified service and upgrades portfolio. Summary Page 38

Public Forward Looking Statements This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to our strategy, plans and expected trends, including trends in end markets and the technology industry and business environment trends, including the emergence of AI and its potential opportunities and expectations for the semiconductor industry, including computing power, advanced logic nodes and DR M memory, statements with respect to Moore’s law and expected transistor growth and aspirations by 2030, global market trends and technology, product and customer roadmaps, long term outlook and expected lithography and semiconductor industry growth and trends and expected growth in semiconductor sales and semiconductor market opportunity through to 2030 and beyond, expected growth in wafer demand and capacity and additional wafer capacity requirements, expected investments by our customers, including investments in our technology and in wafer capacity, plans to increase capacity, expected growth in lithography spend, growth opportunities including opportunities for growth in service and upgrades and opportunities for growth in Installed Base Management sales, expected growth and gross margins in the holistic lithography business and expected addressable market for pplications products, expectations and benefits of a growing installed base, SML’s and its supplier’s capacity, expected production of systems, model scenarios and the updated model for 2030, including annual revenue and gross margin opportunity and development potential for 2030, outlook and expected, modelled or potential financial results, including revenue opportunity, gross margin, R&D costs, SG&A costs, capital expenditure, cash conversion cycle and annualized effective tax rate for 2030 and assumptions and drivers underlying such expected, modelled or potential amounts, and other assumptions underlying our business and financial models, expected trends, outlook and growth in semiconductor end markets and long term growth opportunities, demand and demand drivers, expected opportunities and growth drivers for and technological innovation of our products including DUV EUV, High NA, Hyper NA, Applications, and other products impacting productivity and costs, transistor dimensions, logic and DRAM shrink, foundry competition, statements with respect to dividends and share buybacks and our capital return policy, including expectation to return significant amounts of cash to shareholders through growing dividends and buybacks and statements with respect to energy generation and consumption trends and the drive toward energy efficiency, emissions reduction and greenhouse gas neutrality goals and target dates to achieve greenhouse gas neutrality, zero waste from operations and other ESG targets and ambitions and plans to maintain a leadership position in ESG, increasing technological sovereignty across the world and the expected impact on semiconductor sales, including specific goals of countries across the world, increasing competition in the foundry business, estimates for 2024 and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", “opportunity”, “scenario”, “guidance,” "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, models, opportunities and projections about our business and our future and potential financial results and readers should not place undue reliance on them. Forward- looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry and end markets, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery including the timing thereof, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to technology, product and customer roadmaps and Moore’s law, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact SML’s business or financial results including the risk that actual results may differ materially from the models, potential and opportunity we present for 2030 and other future periods, and other risks indicated in the risk factors included in SML’s nnual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. This document and related discussions contain statements relating to our approach to and interim progress on achieving certain energy efficiency and greenhouse gas emissions reduction targets, including our ambition to achieve greenhouse gas neutrality. References to “greenhouse gas neutral” means remaining emissions, after SML’s efforts to reach its GHG emission reduction targets, compensated by the same amount of metric tons of carbon credits that are verified against recognised quality standards. Page 39November 14, 2024

Public THANK YOU Page 40